Correspondence

PETROSHARE CORP.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112

January 30, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director Karina V. Dorin, Attorney-Advisor Laura Nicholson, Attorney-Advisor Ethan Horowitz, Accounting Branch Chief Wei Lu, Staff Accountant

Re:	PetroShare Corp. Registration Statement on Form S-1 File No. 333-198881, originally filed September 22, 2014, as amended REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PetroShare Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-198881), as amended (the “Registration Statement”) so that it may become effective at 4:00 p.m. Eastern Standard Time on February 4, 2015, or as soon thereafter as practicable.

The Registrant hereby authorizes David J. Babiarz or James A. Liebscher, both of whom are attorneys with the Registrant’s outside legal counsel, Dufford & Brown, P.C., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Babiarz at (303) 837-6325, or in his absence, Mr. Liebscher at (303) 837-6350. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Dufford & Brown, P.C., attention: David J. Babiarz, via facsimile at (303) 832-3804.

Sincerely,

PETROSHARE CORP.

By:    /s/ Stephen J. Foley         .
         Stephen J. Foley
         Chief Executive Officer

cc:	David J. Babiarz, Esq., Dufford & Brown, P.C. James A. Liebscher, Esq., Dufford & Brown, P.C. W. Edward Schenkein, CPA, StarkSchenkein LLP Paul Maniscalco, SJM Accounting, Inc.